Filed by Petrosearch Energy Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-6(j) under the Securities Exchange Act of 1934, as amended
Subject Company:  Petrosearch Energy Corporation
Commission File No.  333-158659

Petrosearch Energy Corporation 675 Bering Drive, Suite 200 Houston, TX 77057 (713) 961-9337	FOR IMMEDIATE RELEASE
Investor Relations Contact (713) 961-9337 x45 Attn: David Collins

PETROSEARCH REAFFIRMS ITS RECOMMENDATION TO SUPPORT PROPOSED MERGER WITH DOUBLE EAGLE

HOUSTON, TX – July 17, 2009 - Petrosearch Energy Corporation (OTCBB: PTSG)

On July 16, 2009, Tiberius Capital, LLC (“Tiberius”) issued a press release regarding Petrosearch Energy Corporation’s (“Petrosearch” or the “Company”) proposed merger with Double Eagle Petroleum Co. (“Double Eagle”).  The Company believes that the Tiberius release contained inaccurate and potentially misleading statements that may have an unwarranted effect on its stockholders’ vote concerning the proposed merger with Double Eagle (the “Merger”). As stated in the Company’s proxy statement regarding the Merger, the Company’s Board of Directors (the “Board”) recommends, and reaffirms its recommendation, that Company stockholders vote FOR the Merger.  The Company requests that its stockholders review the proxy statement filed with the SEC on July 6, 2009 and mailed to stockholders on or about July 7, 2009, and consider the following response to the Tiberius press release:

1.
The value to be received by the Petrosearch stockholders at closing depends on the Double Eagle 20-day volume weighted average trading price (“VWAP”) for the 20 trading days ending three days prior to closing the Merger.  It does not depend on the current Double Eagle share price. The per share merger consideration, which may include possible cash consideration, as of the signing of the merger agreement would have been $0.225 per Petrosearch share, and based on a 11-day VWAP assuming the closing date is the date of the special meeting, the per share merger consideration would be approximately $0.21 and could have a value of as much as $0.32 at closing, depending on where Double Eagle stock trades prior to closing. Moreover, this merger consideration would be delivered in exchange for all outstanding shares, not just 36% of the non-Tiberius shares offered to be purchased in the Tiberius tender offer.

2.
The Company believes the 64% of the shares not offered to be purchased by Tiberius would be illiquid for the reasons outlined in the Company’s proxy statement, its Schedule 14D-9 filed June 25, 2009, as amended on July 9, 2009, and its Letter to Shareholders released on July 9, 2009. If the Merger is completed, the Company believes that the Double Eagle shares would have substantially more liquidity than the Petrosearch shares would have if the Merger did not occur, and this potential greater liquidity should allow for a more orderly sale of a stockholder’s entire holdings at market prices, if a stockholder chooses to do so. The Board strongly believes that a Tiberius acquisition of a 51% control position would create less liquidity in the Petrosearch shares than currently exists.

3.
Tiberius stated in its press release that there was no value given in the merger consideration for the Company’s non-productive assets. Depending on the ultimate exchange value, the value attributable to those assets could be several million dollars. Upon completion of the Merger, the Double Eagle shares held by former Petrosearch stockholders would still have the intrinsic value of those non-productive assets, whatever that might become in the future. In addition, under the stewardship of Double Eagle management, the Company believes that there is an enhanced likelihood of value maximization for these properties than if the assets were under the control of Tiberius, which based upon the disclosures made by Tiberius, has no experience in managing an oil and gas company.  Further, if the Merger with Double Eagle is completed, the Board believes Petrosearch stockholders will be able to participate in the upside of Double Eagle’s portfolio of assets.

4.
The Merger with Double Eagle results in the disposition of all the shares of each and every stockholder, whereas the Tiberius offer of $0.33 per share is currently committed to only 36% of the outstanding Petrosearch shares. If all Petrosearch stockholders tendered their shares in the Tiberius tender offer, then each Petrosearch stockholder would still hold 64% of the Petrosearch shares they tendered.  The Board believes that these remaining shares may have uncertain value, given the lack of liquidity and existence of a majority stockholder, which means that what stockholders could ultimately realize on their total shareholdings is potentially an average of as little as  $0.12 per share. The foregoing is one of several reasons the Board has recommended and continues to recommend rejecting the Tiberius tender offer.

5.
The reason the Petrosearch Board did not meet with Tiberius is clearly set forth in the Company’s Schedule 14D-9.  As described therein, the Board concluded that the Tiberius offer was not in the best interests of the Petrosearch stockholders and in its current form “was not reasonably likely to result in a superior proposal” for purposes of the Double Eagle merger agreement.

Other inaccurate or incomplete information in the Tiberius press release includes the following:

•
There has never been a Mr. Blackman employed by the Company, nor did a Mr. Blackman ever receive any payments from the Company.  We assume that Tiberius might have mixed up the names of officers from other companies with respect to which it might be attempting to acquire control.

•
The employment contracts for the officers that Tiberius refers to were publicly reported substantially prior and unrelated to the merger agreement, are not relevant to the merits of the Merger or the Tiberius offer, and, accordingly, are cited merely to create negative views about the Company’s Board and management.

•
The Compensation Committee has responded to the issue of severance pay raised by Tiberius in a letter of May 22, 2009 to Tiberius, which was published on pages 24 and 25 of Tiberius’s Offer to Purchase dated June 22, 2009.  Some key points in that letter are that (i) the compensation to officers was compared to other similar companies in the market by a third party national compensation consultant and determined to be near market, (ii) the severance payments were part of arrangements originally put in place as early as 2005, (iii) the cash compensation in earlier years was less (to assist in the Company’s cash flow) and was increased in later periods to balance overall cash compensation for the total employment periods, and (iv) all compensation taken as a whole over the employment periods  was deemed to be in the  normal market range, particularly since the employees were at risk for those later payments should there have been inadequate funds to pay them.

Finally, Tiberius has yet to articulate any specific intentions for the future should it succeed in its efforts to induce stockholders to vote against the Merger in order that Tiberius may proceed with its tender offer, other than to provide a generic list of possible transactions it may pursue, including a “share repurchase program” in which it may cause the Board to require the Company to purchase the Tiberius shares and issue to Tiberius preferred stock that it may use to maintain control.  Tiberius has had ample time to provide a specific plan to increase stockholder value for all stockholders; yet, it has failed to do so.

The Company’s Board urges stockholders not to be misled into voting against the Merger based upon incomplete and potentially misleading information, and a highly conditional offer to purchase only 36% of the total shares outstanding from a financier whose intentions are unclear.  More importantly, the Board reaffirms its approval of the Merger and recommends to stockholders that they vote FOR the Merger.

The Company also urges its stockholders to vote today or as soon as possible.  The proposed Merger with Double Eagle cannot be completed unless the holders of a majority of the outstanding shares of Petrosearch common stock, including the shares of preferred stock on an as-converted basis, vote in favor of approval of the Merger either by proxy or at the special meeting. Thus, by withholding a vote, a stockholder is voting “against” the proposed Merger.

Even if a stockholder has already tendered its shares in the Tiberius Tender Offer, the stockholder may still vote on the Merger if it was a record holder as of June 5, 2009 and received the Petrosearch Proxy Statement. A stockholder who tendered shares also may withdraw the shares it tendered.  Furthermore, all holders of Petrosearch common stock of record and preferred stock of record at the close of business on June 5, 2009 are entitled to notice of and to vote at the special meeting of stockholders; therefore, any stockholder who was a record holder as of June 5, 2009 and has not received a Proxy Statement is urged to notify Petrosearch immediately.

About Petrosearch

Petrosearch Energy Corporation, a Nevada corporation with executive offices in Houston, Texas, is a resource based energy company with operations focused in the Anadarko basin of the North Texas Panhandle.  For more information please visit www.petrosearch.com.

Forward-Looking Statements

Opinions, forecasts, projections or statements other than statements of historical fact are forward-looking statements that involve risks and uncertainties. Although Petrosearch believes that the expectations reflected in its forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Actual results may differ materially due to a variety of factors, including without limitation, changes in economic or market conditions that may prevent the Company from completing the Merger, decreases in prices for natural gas and crude oil, unexpected decreases in gas and oil production, the timeliness, costs and results of development and exploration activities, unanticipated delays and costs resulting from regulatory compliance, and other risk factors described from time to time in the Company’s Forms 10-K and 10-Q and other reports filed with the Securities and Exchange Commission.

Important Additional Information and Where to Find It

This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities.  IN CONNECTION WITH THE PROPOSED MERGER, DOUBLE EAGLE HAS FILED A REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON FORM S-4 (REG NO. 333-158659), AND DOUBLE EAGLE AND THE COMPANY HAVE EACH FILED A RELATED DEFINITIVE PROXY STATEMENT/PROSPECTUS.   THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WAS FIRST MAILED TO COMPANY STOCKHOLDERS ON OR ABOUT JULY 7, 2009.  STOCKHOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING DOUBLE EAGLE, THE COMPANY AND THE MERGER. INVESTORS AND STOCKHOLDERS MAY OBTAIN A FREE COPY OF THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY DOUBLE EAGLE OR THE COMPANY WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

THE BOARD OF DIRECTORS’ REASONS FOR RECOMMENDING THAT YOU REJECT THE TIBERIUS TENDER OFFER ARE EXPLAINED IN MORE DETAIL IN THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS AMENDED, FILED WITH THE SEC.

THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC MAY ALSO BE OBTAINED FOR FREE FROM THE COMPANY BY DIRECTING A REQUEST TO PETROSEARCH ENERGY CORPORATION, 675 BERING DRIVE, SUITE 200, HOUSTON TEXAS 77057, ATTENTION DAVID COLLINS; TELEPHONE: (713) 961-9337 EXT. 45; E-MAIL: DAVID.COLLINS@PETROSEARCH.COM.

THE IDENTITY OF PEOPLE WHO, UNDER SEC RULES, MAY BE CONSIDERED “PARTICIPANTS IN A SOLICITATION” OF PROXIES FROM STOCKHOLDERS OF THE COMPANY TO APPROVE THE MERGER AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS IN THE SOLICITATION, BY SECURITY HOLDINGS OR OTHERWISE, IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT/PROSPECTUS.